Filed pursuant to Rule 433

Registration No. 333-178319

December 3, 2012

PRICING TERM SHEET

Issuer:	El Paso Electric Company
Designation:	Senior Notes due 2022
Principal Amount:	$150,000,000
Maturity:	December 15, 2022
Coupon:	3.30%
Interest Payment Dates:	June 15 and December 15
First Interest Payment Date:	June 15, 2013
Treasury Benchmark:	1.625% due November 15, 2022
Treasury Yield:	1.625%
Reoffer Spread:	T+170 basis points
Yield to Maturity:	3.325%
Price to Public:	99.788% of the principal amount thereof
Transaction Date:	December 3, 2012
Settlement Date:	December 6, 2012 (T+3)
Redemption Terms: Make-whole call: Par call:

Before September 15, 2022, callable at any time at a make-whole premium of the greater of (i) 100% of the principal amount and (ii) discounted present value at Treasury Rate plus 25 basis points

On or after September 15, 2022, callable at any time at par

Minimum Denomination:	$1,000
CUSIP/ISIN:	283677 AY8/US283677AY87
Underwriters:	J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
Ratings*:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at (212) 834-4533 or Mitsubishi UFJ Securities (USA), Inc. toll-free at 877-649-6848.